FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of November 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 15, 2006 announcing Registrant’s filing of a Registration Statement for a Public Offering of its Ordinary Shares

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated November 21, 2006

Gilat Satellite Networks Ltd. Announces the Filing of a Registration Statement for a Public Offering of its Ordinary Shares

Petah Tikva, Israel, November21, 2006 – Gilat Satellite Networks Ltd. (NASDAQ Global: GILT) today filed a registration statement with the Securities and Exchange Commission with respect to a proposed underwritten public offering of 7,000,000 of its ordinary shares, which includes up to 4,666,667 ordinary shares offered by the Company and up to 2,333,333 ordinary shares offered by York Capital Management, LLC, a selling shareholder. An option has been granted to the underwriters to purchase up to an additional 350,000 ordinary shares from the Company and up to an additional 700,000 ordinary shares from the selling shareholder to cover over-allotments, if any.

The Company expects to use the proceeds from the offering for general corporate purposes, including working capital.

The joint book-running managers of the offering are Cowen and Company, LLC and CIBC World Markets Corp. The co-managers of the offering are William Blair & Company LLC, C.E. Unterberg, Towbin, LLC, and Oppenheimer & Co. Inc. When available, copies of a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 relating to this offering may be obtained from Cowen and Company, LLC, Prospectus Department at ADP, 1155 Long Island Avenue, Edgewood, NY 11717, (631) 254-7106. and from CIBC World Markets Corp., USE Prospectus Department, 9th floor, 622 Third Avenue, New York, NY 10016, (212) 667-7200. Electronic copies of the registration statement are available from the Securities and Exchange Commission’s website address at www.sec.gov.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

The offering, including the sale of the shares by the selling shareholder, has been duly approved by the Company’s audit committee and board of directors.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (NASDAQ Global: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Investor Contact: USA

Andrea Priest
The Global Consulting Group (GCG)
Tel: +1 (646) 284 9425
apriest@hfgcg.com

Gilat IR Contact

Ayelet Shaked
Director of IR
Gilat Satellite Networks Ltd
tel: +972 3 925 2598
ayelets@gilat.com